AIM®
INVESTMENTS

06041814

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5426
Branch 18

June 22, 2006

SEC MAIL PROCESSING
RECEIVED
JUN 27 2006
WASH. D.C. 213 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Plaintiffs' Motion to Vacate or Clarify Statements Regarding the Damage Period and Clarify Discovery Time Period**, **Memorandum and Order** and **Transfer Order from Judicial Panel Filed in U.S. Southern District of Texas** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al, Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al.*

Sincerely,

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-062206SEC.doc
062206 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, et al.	)	
Plaintiffs,	)	Civil Action No.: 04-CV-2555
v.	)	
INVESCO FUNDS GROUP, INC., et al.,	)	
Defendants.	)	

PLAINTIFFS' MOTION TO VACATE OR CLARIFY STATEMENTS REGARDING THE DAMAGE PERIOD AND CLARIFY DISCOVERY TIME PERIOD

On June 5, 2006, the Court entered an order denying Defendants' motion to dismiss and granting, in part, Plaintiffs' motion to compel discovery. In that Order, the *inter alia*: 1) stated that § 36(b) of the Investment Company Act of 1940 ("ICA") "provides for damages incurred only during the one year prior to filing suit," June 5, 2006 Order at p.11, *see also id.* at p. 14; and 2) ruled that "except as otherwise agreed by the parties, Plaintiffs' discovery requests are LIMITED to the period of five years immediately prior to the filing of Plaintiffs' complaints." *Id.* at 14. Plaintiffs respectfully request the Court vacate or clarify its statement regarding the damage period under §36(b) of the ICA and clarify whether Plaintiffs are entitled to discovery relating to the time period following the filing of Plaintiffs' complaints. The case will be transferred to the District of Maryland for pre-trial proceedings pursuant to a Transfer Order issued by the Judicial Panel on Multidistrict Litigation on June 16, 2006. However, Plaintiffs believe that this motion for clarification is best addressed by this Court as this Court issued the order from which clarification is sought.

A. The Issue Of The Damages Period In ICA §36(b) Cases Was Not Before The Court[1]

In Defendants' Motion to Dismiss Second Amended Consolidated Complaint, Defendants did not raise the issue of what the damages period for cases brought pursuant to §36(b) of the ICA should be; *i.e.*, whether Plaintiffs can recover damages in this case for continuing violations of the ICA in the period following Plaintiffs' filing of their original complaint. Rather, Defendants only raised the question of damage period in the context of the legal sufficiency of the allegations in Plaintiffs complaint *in the context of a motion to dismiss*. As the specific issue of the appropriate damages period was not raised (and, therefore, not briefed by Plaintiffs), Plaintiffs request the Court vacate its statements concerning the damage period under § 36(b) of the Investment Company Act of 1940 ("ICA") made at pages 11 (*i.e.* "provides for damages incurred only during the one year prior to filing suit") and 14 (*i.e.*, "That Plaintiffs can only recover damages for this one-year period does not mean, however, that evidence relating to any time outside of this period is irrelevant") of its June 5, 2006 Order until such time as the issue has been properly raised and fully briefed. In the alternative, Plaintiffs request the Court clarify that the statements concerning the damages period were not meant as a ruling concerning the appropriate damages period and will not be construed as law of the case until such time as the issue is directly raised and ruled upon.

B. Plaintiffs Should Be Entitled To Post-Complaint Discovery

The Court's June 5, 2006 Order states that "except as otherwise agreed by the parties, Plaintiffs' discovery requests are **LIMITED** to the period of five years immediately prior to the

[1] The legal interpretation regarding the damage period under ICA section 36(b) is an issue that must be raised on a motion for summary judgment. Plaintiffs believe that neither the clear language of the ICA nor the case law interpreting it impose a one-year damage cap. Accordingly, Plaintiffs would request the opportunity to fully brief the issue at the appropriate time.

filing of Plaintiffs' complaints." June 5, 2006 Order at 14. However, Fed. R. Civ. P. 26(b)(1) allows for "discovery regarding any matter, not privileged, that is relevant to the claim...of any party." It is well established that "the key phrase in this definition – 'relevant to the subject matter involved in the pending action' – has been construed broadly to encompass any matter that bears on, or that reasonably could lead to other matter that could bear on, any issue that is or may be in the case." *Oppenheimer Fund, Inc. v. Sanders*, 437 U.S. 340, 351 (S.Ct. 1978). "'[The] court should and ordinarily does interpret 'relevant' very broadly to mean matter that is relevant to anything that is or may become an issue in the litigation.'" *Id.* at 351 n.12 (quoting 4 J. Moore, Federal Practice para. 26.56[1], p. 26-131 n.34 (2d ed. 1976)).

First, Plaintiffs' complaint specifically alleges continuing violations of the ICA by Defendants, making discovery relating to the period following the filing of the complaints relevant. See, e.g., Second Amended Consolidated Amended Complaint ¶¶ 45, 67, 135, 139, 143. Second, as this Court already has noted, evidence outside of a damage period may nevertheless be relevant. See June 5, 2006 Order at 14 ("[S]uch evidence, relating to periods prior to the one year before this action was commenced, is relevant to the growth of the funds over time in relationship to the nature of the services rendered by Defendants, as well as to Plaintiffs' analysis of economies of scale."); *id.* at 12 ("That Plaintiffs can only recover damages for this one-year period does not mean, however, that evidence relating to any time outside of this period is irrelevant"). *See also Batra v. Investors Research Corp.*, 144 F.R.D. 97, 98 (W.D. Mo. 1992) ("The court is unaware of any case law or statute which provides that the limitations period establishes the time boundaries for relevant evidence. Evidence regarding repeated approval of the management agreement may reflect upon the excessive nature of the fees."). Likewise, post-complaint evidence could provide further support for Plaintiffs' allegations.

Actions taken or changes instituted by Defendants subsequent to the filing of Plaintiffs' complaint also could support Plaintiffs' arguments regarding the excessiveness of fees charged, just as discovery before the one year period may. Further, documents analyzing actions taken in one fiscal year routinely are created in the subsequent year (*e.g.*, profitability analyses for the 2004 fiscal year are created in 2005, *after* the complaint in this case was filed).

No *per se* rule exists barring discovery regarding events which occurred after the date an action was filed. *Southwest Hide Co., v. Goldston*, 127 F.R.D. 481, 483 (N.D. Tex. 1989). Plaintiffs request clarification that the Court's reference to the five year period preceding the filing of the complaints was intended to identify the starting date for discovery but not the ending date. Because Plaintiffs have alleged continuing violations of the ICA, and in light of the broad interpretation of relevance that should be accorded to discovery requests, the Court should allow Plaintiffs to obtain post-complaint discovery.

CONCLUSION

For the reasons stated in this motion, Plaintiffs request the Court to: 1) vacate or clarify its statements regarding the damage period under §36(b) of the ICA at pages 11 and 14 of its June 5, 2006 Order; and 2) grant Plaintiffs post-complaint discovery on the subjects of the Court's order on Plaintiffs' motion to compel.

Dated: June 21, 2006

Respectfully submitted,

Robin L. Harrison
State Bar No. 09120700
Southern District I.D. No. 4556
Justin M. Campbell, III
State Bar No. 03721500
Southern District I.D. No. 2988
Campbell Harrison & Dagley L.L.P.
4000 Two Houston Center, 909 Fannin Street
Houston, Texas 77010
(713) 752-2332 Telephone
(713) 752-2330 Facsimile

/s/Michael D. Woerner
Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Tana Lin, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ATTORNEYS FOR *HUNT, THOMAS,* and *KONDRACKI* PLAINTIFFS

OF COUNSEL

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Facsimile: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Facsimile: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Facsimile: (813) 223-7118

Attorneys for *Hunt, Thomas,* and *Kondracki* Plaintiffs

CERTIFICATE OF CONFERENCE

I, Michael D. Woerner, Counsel for Plaintiffs, certify that I conferred in good faith with Daniel A. Pollack, Counsel for Defendants, via telephone on or about June 16, 2006 regarding Plaintiff's intent to seek clarification of the Court's June 5, 2006 Order. Mr. Pollack stated that he needed additional time to study the order. Accordingly, the parties stipulated that Plaintiffs would have until July 15, 2006 to file any motion seeking clarification of the order (See Docket Entry Number 141). Due to the issuance of the Transfer Order by the Judicial Panel on Multidistrict Litigation on June 16, 2006, Plaintiffs are filing their motion at this time.

/s/Michael D. Woerner
Michael D. Woerner

CERTIFICATE OF SERVICE

A copy of this pleading was served on the following counsel by first class mail or electronic mail (read receipt requested) on June 21, 2006.

Daniel A. Pollack
Pollack and Kaminsky
114 W. 47th St.
New York, NY 10036

Charles S. Kelley
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3600
Houston, Texas 77002

Michael K. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

/s/Michael D. Woerner
Michael D. Woerner

Motions

4:04-cv-02555 Hunt, et al v. Invesco Funds Group, et al

U.S. District Court

SOUTHERN DISTRICT OF TEXAS

Notice of Electronic Filing

The following transaction was received from Woerner, Michael D entered on 6/21/2006 at 6:27 PM CDT and filed on 6/21/2006

Case Name: Hunt, et al v. Invesco Funds Group, et al
Case Number: 4:04-cv-2555
Filer: Jeffrey S Thomas
Fred Duncan
Grace Giamanco
Courtney King
Kathleen Blair
Ruth Moccia
Marvin Hunt
Madeline Hunt
Ronald Kondracki
Marjory Curtis
Ben Koolick
W Vance Wilson, II
Joyce Lang
Arthur Keness
Richard Pagoria
Document Number: 143

Docket Text:
MOTION to Vacate by Marvin Hunt, Madeline Hunt, Fred Duncan, Grace Giamanco, Jeffrey S Thomas, Courtney King, Kathleen Blair, Ruth Moccia, Ronald Kondracki, Marjory Curtis, Ben Koolick, W Vance Wilson, II, Arthur Keness, Joyce Lang, Richard Pagoria, filed. Motion Docket Date 7/11/2006. (Attachments: # (1) Proposed Order Granting Motion)(Woerner, Michael)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:n/a
Electronic document Stamp:
[STAMP dcecfStamp_ID=1045387613 [Date=6/21/2006] [FileNumber=3755395-0
] [5a672569312bd8b1aa83fcc390fe76d15afdee494ffa106238ea4752591c66668c7
7211f57677c01752b8b8aef38366186dffda21a77bce2186c5fd9222f82d7]]
Document description: Proposed Order Granting Motion
Original filename:n/a
Electronic document Stamp:

[STAMP dcecfStamp_ID=1045387613 [Date=6/21/2006] [FileNumber=3755395-1
] [b310d80af97940a45b9d0144e397c91bde9641f43084307e0668882ebfafa1db0b2
1e6b6841cee07b0f1f335041dfeaa7db83297d056e92ee26918a25bf5af38]]

4:04-cv-2555 Notice will be electronically mailed to:

Gretchen F Cappio gcappio@kellerrohrback.com,

Becky Ferrell-Anton beckyf@jpfirm.com, jills@jpfirm.com; laurah@jpfirm.com; marilyna@jpfirm.com

Nina H Fields nfields@rpwb.com, mutualfundsfile@rpwb.com

Robin L Harrison rharrison@chd-law.com

Martin I Kaminsky mikaminsky@pollacklawfirm.com,

Charles Stephen Kelley ckelley@mayerbrownrowe.com

Edward T McDermott etmcdermott@pollacklawfirm.com,

Michael Kenan Oldham moldham@gibbs-bruns.com

Daniel A Pollack dapollack@pollacklawfirm.com,

Lynn Lincoln Sarko lsarko@kellerrohrback.com

Michael D Woerner mwoerner@kellerrohrback.com, mbates@kellerrohrback.com; esiegel@kellerrohrback.com; tlin@kellerrohrback.com; bschiewe@kellerrohrback.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

4:04-cv-2555 Notice will be delivered by other means to:

James C Bradley
Richardson Patrick et al
174 E Bay St
Charleston, SC 29401

Michael Brickman
Attorney at Law
174 E Bay St
Charleston, SC 29401

Guy M Burns
Johnson Pope et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Justin M Campbell , III
Campbell Harrison et al

909 Fannin
Ste 4000
Houston, TX 77010

Jonathan S Coleman
Johnson Pope et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Laura R Gerber
Keller Rohrback LLP
1201 Third Avenue
Ste 3200
Seattle, WA 98101

Joseph W Hatchett
Akerman Senterfitt
PO Box 3273
Tampa, FL 33601-3273

Tana Lin
Keller Rohrback LLP
1201 Third Ave
Ste 3200
Seattle, WA 98101

Audrey B Rauchway
Johnson Pope et al
403 East Madison Street
Suite 400
Tampa, FL 33602

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

MARVIN HUNT, ***et al*****,**	§	
	§	
Plaintiffs,	§	
v.	§	**CIVIL ACTION NO. H-04-02555**
	§	
INVESCO FUNDS GROUP, INC, ***et al*****,**	§	
	§	
Defendants.	§	

MEMORANDUM AND ORDER

Pending before the Court is Plaintiffs' Motion to Vacate or Clarify Statements Regarding the Damage Period and Clarify Discovery Time Period (Docket # 143). Having received notice from the Judicial Panel on Multidistrict Litigation of its Transfer Order, transferring this case to the District of Maryland for inclusion in consolidated proceedings, this Court is hesitant to involve itself further in this case. However, the Court has reviewed its Memorandum and Order of June 5, 2006 ("June 5 Order"), and finds that it is both necessary and appropriate to clarify this Order prior to transfer. The Court recognizes that Defendants have not had the opportunity to respond to Plaintiffs' motion. Because the Court intends simply to clarify its June 5 Order, and because of the case's impending transfer, the Court finds that such a response is not necessary, and the prompt issue of this Order is warranted.

First, Plaintiffs urge that the Court improperly issued holdings as to the appropriate damages period for Plaintiffs' claims under section 36(b) of the Investment Company Act of 1940 ("the ICA"). As Plaintiffs correctly point out, the parties raised and briefed the issue of the damages period in the context of the legal sufficiency of Plaintiffs' allegations and Defendants' motion to dismiss, as well as with respect to the scope of discovery. The parties focused on whether Plaintiffs' allegations and discovery could encompass the time *preceding* the one year prior to the filing of Plaintiffs' complaints. The Court did not intend its statements regarding the limitation of damages under the ICA to constitute a ruling on the appropriate damages period for this case, nor did it intend its statements to be a ruling as to whether or not Plaintiffs can recover damages for continuing violations of the ICA during the period following the filing of their complaints. Additionally, the Court recognizes that the language of the ICA, that "[n]o award of damages shall be recoverable for any period *prior* to one year before the action was instituted," (emphasis added) does not limit damages for the period of time *following* the filing of the action.[1] Accordingly, the Court **VACATES** the statements in its June 5 Order relating to the proper damages period for Plaintiffs' claims under the ICA.[2]

Additionally, Plaintiffs urge the Court to amend its holding that, "except as otherwise agreed by the parties, Plaintiffs' discovery requests are **LIMITED** to the period of five years immediately prior to the filing of Plaintiffs' complaints." June 5 Order at 14. The Court issued this holding in the context of the parties' dispute over the appropriate starting date for discovery; Plaintiffs seeking discovery for the fifteen years prior to the filing of their complaints, and Defendants seeking to limit Plaintiffs' pre-complaint discovery to only one year prior to the filing of their complaints. The Court did not intend its holding to preclude discovery relating to the period following the filing of the Plaintiffs' complaints. Rather, the Court's reference to the five year period preceding the filing of the complaints was intended to identify the starting date for discovery, and to limit the *pre-complaint* discovery to the period of five years prior to the filing of the complaints. To avoid any further confusion, the Court hereby **AMENDS** its prior

[1] By this, the Court is not insinuating that damages necessarily are recoverable for the period following the filing of Plaintiffs' complaints in this case. Rather, the Court wishes to clarify that it did not intend to rule on this issue in its June 5 Order, nor does it intend to do so at this time.

[2] Specifically, the Court vacates its statements that "section 36(b) provides for damages incurred only during the one year prior to filing suit," June 5 Order at 11, and "Plaintiffs can only recover damages for this one-year period," June 5 Order at 14. The parties should not attempt to construe any other statements by the Court as a ruling on the appropriate damages period, as the Court specifically declines to issue such a ruling.

ruling. Except as otherwise agreed by the parties, Plaintiffs' discovery requests relating to the period of time occurring prior to the filing of their complaints is **LIMITED** to the period of five years immediately prior to the filing of Plaintiffs' complaints. In addition to producing discovery relating to this five-year period, Defendants shall produce discovery relating to the period of time following the filing of Plaintiffs' complaints, subject to the limitations set forth in the Court's June 5 Order.

IT IS SO ORDERED.

SIGNED this 22nd day of June, 2006.

KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT

UNITED STATES DISTRICT COURT
OFFICE OF THE CLERK
DISTRICT OF MARYLAND

Felicia C. Cannon, Clerk

Reply to Northern Division Address

UNITED STATES COURTS
SOUTHERN DISTRICT OF TEXAS
FILED
JUN 21 2006
MICHAEL N. MILBY, CLERK OF COURT

June 19, 2006

United States District Court
Southern District of Texas
PO Box 61010
Houston, TX 77208-1010

MDL 1586
In re: Mutual Funds Investment Litigation
Your civil no 4:04-2555
Our civil no. 06-1561
Marvin Hunt, et al v Invesco Funds Group, et al

Dear clerk:

I am enclosing a certified copy of the Transfer Order from the Judicial Panel on Multi-district Litigation filed on June 19, 2006, in this court transferring the above entitled case to the District of Maryland.

Pursuant to footnote 8 of the Panel's order partially suspending Rule 1.6(a) for this litigation, please forward only the docket sheet and complaint for each transferred action.

Sincerely,

Felicia C. Cannon, Clerk

By: J Lewis
Deputy Clerk

cc: Judge J. Frederick Motz
Judicial Panel on Multi-district Litigation

DOCKET NO. 1586

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Marvin Hunt, et al. v. Invesco Funds Group, et al., **S.D. Texas, C.A. No. 4:04-2555**
JFM-06-1561

BEFORE WM. TERRELL HODGES, CHAIRMAN, JOHN F. KEENAN, D. LOWELL JENSEN, J. FREDERICK MOTZ,* ROBERT L. MILLER, JR., KATHRYN H. VRATIL AND DAVID R. HANSEN, JUDGES OF THE PANEL

TRANSFER ORDER

Presently before the Panel is a motion by plaintiffs in this action, pursuant to Rule 7.4, R.P.J.P.M.L., 199 F.R.D. 425, 435-36 (2001), to vacate the Panel's order conditionally transferring the action to the District of Maryland for inclusion in the Section 1407 proceedings occurring there in this docket. Defendants[1] favor inclusion of this action in MDL-1586 proceedings.

On the basis of the papers filed and hearing session held, the Panel finds that this action shares sufficient questions of fact with actions in this litigation previously transferred to the District of Maryland. Transfer of the action to that district for inclusion in the coordinated or consolidated pretrial proceedings occurring there will serve the convenience of the parties and witnesses and promote the just and efficient conduct of this litigation. The Panel further finds that transfer of this action is appropriate for reasons expressed by the Panel in its original order directing centralization in this docket. In that order, the Panel held that the District of Maryland was a proper Section 1407 forum for actions arising out of allegations of market timing and/or late trading in the mutual fund industry. *See In re Mutual Funds Investment Litigation,* 310 F.Supp.2d 1359 (J.P.M.L. 2004).

* Judge Motz took no part in the decision of this matter.

[1] Invesco Funds Group, Inc., and Invesco Distributors, Inc.; and AIM Advisors, Inc., and AIM Distributors, Inc.

IT IS THEREFORE ORDERED that, pursuant to 28 U.S.C. § 1407, this action is transferred to the District of Maryland and, with the consent of that court, assigned to the Honorable J. Frederick Motz, Andre M. Davis, and Catherine C. Blake for inclusion in the coordinated or consolidated pretrial proceedings occurring there in this docket.

FOR THE PANEL:

Wm. Terrell Hodges
Chairman